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                           FILED BY COUNTY BANK CORP
             PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                            COMMISSION FILE: 0-17482

                                SUBJECT COMPANY:
                                COUNTY BANK CORP

                                [CBC LETTERHEAD]

                                COUNTY BANK CORP

March 29, 2001

Dear Shareholder:

Enclosed is your first quarter cash dividend of $.20 per share, payable March 30, 2001 to shareholders of record March 16, 2001. The dividend of $237,294 is the 142nd consecutive cash dividend paid to our shareholders. It represents an 11.1% increase over the first quarter of 2000. Through February, net income is $535,000 up $24,000 from one year ago. Total assets are $221 million, down slightly from year end but an increase of nearly $17 million since February 2000. Outstanding loans are the same as February of last year and investments are up $9.6 million. Total deposits increased $13.7 million for the same period.

As I indicated in my letter of March 6, 2001, I'm extremely pleased to enclose a second cash dividend of $2.50 per share, also payable March 30, 2001 to shareholders of record March 16, 2001. This one time dividend represents a continuing record of high performance relative to earnings. We again exceeded our peers in return on average assets and our capital remains above peer and substantially above regulatory requirements. With no definitive plans for utilizing the excess capital to enhance shareholder value, your Board of Directors chose to reward our supportive shareholders. After distribution of nearly $3 million in additional cash dividends, capital will remain at more than an adequate level to fund new growth and provide protection for our depositors. Indeed the directors and management are proud to say "Thank You" to our shareholders.

I'm pleased to report that Beth Henderson was recently promoted from Mortgage Officer to Director of Consumer Lending. In her new role, Beth will oversee the consumer lending function including direct and indirect loans along with the home equity program. In another staffing change Amy Moore, Human Resource Director, chose to stay at home with her new daughter. Over six years Amy improved and enhanced our personnel function and she will be sorely missed. Succeeding Amy is Latricia Ross who was promoted to Human Resources Manager. Also, Chris Hinz, a long time Trust Department employee, was promoted to Personal Trust Administrator. Work started this week on the long awaited main office lobby remodeling. The project will complete the first floor renovation and work will start thereafter on the second floor improvements.

I hope to see you at the Annual Meeting of Shareholders to be held on Friday, April 20, 2001 at 3:00 p.m. at the Lapeer Country Club. Please join me there. If you are unable to attend, please return your proxy as soon as possible.

Very truly yours,

/s/ Curt Carter
CURT CARTER
President